Filed by Concho Resources Inc.

(Commission File No. 001-33615)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Concho Resources Inc. (Commission File No.: 001-33615)

Date: October 19, 2020

The following presentation was posted on ConocoPhillips’ website on October 19, 2020.

Fact Sheet

October 19, 2020

ConocoPhillips | CONCHO

ConocoPhillips to Acquire Concho Resources in All-Stock Transaction

BY THE NUMBERS

23 BBOE	<$30/BBL WTI	$500 MILLION	~$60 BILLION
Combined resource base	Average cost of supply	Annual cost and capital savings by 2022	Combined enterprise value

HIGHLIGHTS

ConocoPhillips (NYSE: COP) and Concho Resources (NYSE: CXO) today announced that they have entered into a definitive agreement to combine companies in an all-stock transaction. The transaction combines two high-quality industry leaders to create a company with an approximately $60 billion enterprise value that will offer stakeholders a superior investment choice for sustainable performance and returns through cycles. Highlights of the transaction include:

Attractive and complementary **assets**	Two best-in-class asset portfolios create a combined resource base of approximately 23 billion barrels of oil equivalent with a less than $40/BBL WTI cost of supply and an average cost of supply below $30/BBL WTI.
Strong **balance sheet**	High quality balance sheet offers superior sustainability, resilience and flexibility across price cycles.
Disciplined **capital allocation**	ConocoPhillips and Concho Resources expect to capture $500 million of annual cost and capital savings by 2022.
Enhanced **distribution philosophy**	Financial framework delivers greater than 30 percent of cash from operations via compelling dividend and additional distributions.
Environmental, Social, Governance **ESG**	Elevated commitment to environmental, social and governance excellence with a newly adopted Paris-Aligned Climate Risk strategy.

“This is not just another industry “This transaction ushers in a deal — it’s an affirmation of new era of energy leadership our joint commitment to lead with a compelling, leading a structural change for our E&P company that can deliver vital industry sector.” superior returns through cycles.” Ryan M. Lance Tim Leach ConocoPhillips, Chairman of the Board of Directors Concho Resources, Chairman of the Board of Directors and Chief Executive Officer and Chief Executive Officer TR ANSAC TION R ATIONALE AND BENEFITS Today’s transaction brings together Combination creates leading company with scale and relevance two companies with the leadership, Massive, diversified and low cost of supply resource base assets and a capital allocation approach provides years of high-value investments to generate growing free cash flow, supported by a top-tier investment-grade Disciplined capital allocation criterion will drive investment decisions balance sheet that provides investors with Significant cost and capital savings will drive uplift in value sustainability, resilience and flexibility. The and sustained cost structure improvement combined company will have competitive advantages across sector fundamentals. Proven technical and operational expertise will be applied across the combined portfolio to unlock value High-quality balance sheet provides resilience through cycles and supports commitment to sustainable shareholder return of capital The companies share a track record of and commitment to ESG excellence CONTAC T INFORMATION MEDIA RELATIONS John Roper | 281-293-1451 | john.c.roper@conocophillips.com INVESTOR RELATIONS 281-293-5000 | investor.relations@conocophillips.com This FORWARD-LOOKING communication relates STATEMENTS to a proposed business combination transaction between ConocoPhillips and Concho. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction transaction, and the anticipated other aspects impact of our of operations the proposed or operating transaction results. on the Words combined and phrases company’s such business as “anticipate,” and future “estimate,” financial “believe,” and operating “budget,” results, “continue,” the expected “could,” “intend,” amount “may,” and “plan,” timing “potential,” of synergies “predict,” from the “seek,” proposed “should,” transaction, “will,” “would,” and “expect,” the anticipated “objective,” closing “projection,” date for “forecast,” the proposed “goal,” “guidance,” expresses an “outlook,” expectation “effort,” or “target” belief as and to other future similar results, words such can expectation be used or to belief identify is forward-looking expressed in good statements. faith and However, believed to the be absence reasonable of these at the words time does such not forward-looking mean that the statement statements is made. are not However, forward-looking. these statements Where, in are any not forward-looking guarantees of statement, future performance the company and involve certain risks, uncertainties and other factors beyond our control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements. and The following epidemics important and any related factors company and uncertainties, or government among policies others, and could actions cause to actual protect results the or health events and to safety differ materially of individuals from or those government described policies in these or forward-looking actions to maintain statements: the functioning the impact of national of public or health global crises, economies such as and pandemics markets; global (including and coronavirus regional changes (COVID-19)) in the the demand, Organization supply, prices, of Petroleum differentials Exporting or other Countries market and conditions other producing affecting countries; oil and gas changes and the in resulting commodity actions prices; in response changes to in such expected changes, levels including of oil and changes gas reserves resulting or production; from the imposition operating or hazards, lifting drilling of crude risks, oil production unsuccessful quotas exploratory or other activities; actions unexpected that might be cost imposed increases by disruptions or technical or difficulties interruptions in constructing, impacting the maintaining, transportation or modifying for oil and company gas production; facilities; international legislative and monetary regulatory conditions initiatives and addressing exchange global rate fluctuations; climate change changes or other in international environmental trade concerns; relationships, investment including in and the imposition development of trade of competing restrictions or or alternative tariffs on any energy materials sources; or products Venezuela (such as ordered as aluminum by the ICSID; and steel) ConocoPhillips’ used in the ability operation to liquidate of ConocoPhillips’ the common business; stock issued ConocoPhillips’ to ConocoPhillips ability to by collect Cenovus payments Energy when Inc. at due prices under ConocoPhillips ConocoPhillips’ deems settlement acceptable, agreement or at all; ConocoPhillips’ with PDVSA; ConocoPhillips’ ability to complete ability ConocoPhillips’ to collect payments other from announced the government dispositions of terms or acquisitions of such announced on the timeline dispositions, currently acquisitions anticipated, or if ConocoPhillips’ at all; the possibility remaining that regulatory business; business approvals disruptions for ConocoPhillips’ during or other following announced ConocoPhillips’ dispositions other or announced acquisitions dispositions will not be received or acquisitions, on a timely including basis, the if at diversion all, or that of such management approvals time may and require attention; modification the ability to the to for deploy litigation net proceeds related to from the such proposed dispositions transaction; in the limited manner access and timeframe to capital ConocoPhillips or significantly currently higher cost anticipates, of capital if related at all; potential to illiquidity liability or uncertainty for remedial in actions the domestic under existing or international or future environmental financial markets; regulations general and domestic adverse and results international in litigation economic matters, and including political the conditions; potential businesses changes in and fiscal technologies; regime or tax, the environmental risk that the expected and other benefits laws applicable and synergies to the of combined the proposed company’s transaction business; may disruptions not be fully resulting achieved from in a extraordinary timely manner, weather or at all; events, the risk civil that unrest, ConocoPhillips war, terrorism or Concho or a cyber will attack; be unable ConocoPhillips’ to retain and ability hire to key successfully personnel; integrate the risk associated Concho’s not with satisfied ConocoPhillips’ on a timely and basis Concho’s or at ability all or the to obtain failure the of the approvals transaction of their to close respective for any stockholders other reason required or to close to consummate on the anticipated the proposed terms, including transaction the and anticipated the timing tax of treatment; the closing the of risk the that proposed any regulatory transaction, approval, including consent the risk or authorization that the conditions that may to be the required transaction for the are transaction; proposed transaction uncertainty is not as to obtained the long-term or is obtained value of subject ConocoPhillips’ to conditions common that stock; are not and anticipated; the diversion unanticipated of management difficulties time or on expenditures transaction-related relating matters. to the transaction, These risks, the as well response as other of risks business related partners to the and proposed retention transaction, as a result will of be the included announcement in the registration and pendency statement of the representative, on Form S-4 and no joint such proxy list should statement/prospectus be considered to that be a will complete be filed statement with the of SEC all in potential connection risks with and uncertainties. the proposed For transaction. additional While information the list about of factors other presented factors that here could is, and cause the actual list of results factors to to differ be presented materially in from the registration those described statement in the on forward-looking Form S-4 are, statements, considered statements please refer represent to ConocoPhillips’ management’s and Concho’s current respective expectations periodic and are reports inherently and other uncertain filings and with are the made SEC, only including as of the the date risk hereof. factors Except contained as required in ConocoPhillips’ by law, neither and ConocoPhillips Concho’s most nor recent Concho Quarterly undertakes Reports or on assumes Form 10-Q any obligation and Annual to Reports update any on Form forward-looking 10-K. Forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise. This NO OFFER communication OR SOLICITATION is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In ADDITIONAL connection with INFORMATION the proposed ABOUT transaction, THE ConocoPhillips MERGER AND intends WHERE to TO file FIND with IT the SEC a registration statement on Form S-4 that will include a joint proxy statement of ConocoPhillips and Concho and that also constitutes a prospectus of ConocoPhillips. Each of Concho ConocoPhillips may file and with Concho the SEC. may The also definitive file other joint relevant proxy statement/prospectus documents with the SEC (if and regarding when available) the proposed will be transaction. mailed to This stockholders document of is ConocoPhillips not a substitute and for Concho. the joint INVESTORS proxy statement/prospectus AND SECURITY HOLDERS or registration ARE URGED statement TO READ or THE any REGISTRATION other document STATEMENT, that ConocoPhillips JOINT PROXY or THEY STATEMENT/PROSPECTUS CONTAIN OR WILL CONTAIN AND ANY IMPORTANT OTHER RELEVANT INFORMATION DOCUMENTS ABOUT THAT THE PROPOSED MAY BE FILED TRANSACTION. WITH THE SEC, Investors AS WELL and AS security ANY AMENDMENTS holders will be OR able SUPPLEMENTS to obtain free TO copies THESE of DOCUMENTS, the registration CAREFULLY statement AND and IN joint THEIR proxy ENTIRETY statement/prospectus IF AND WHEN THEY (if and BECOME when AVAILABLE available) and BECAUSE other ConocoPhillips documents containing will be available important free information of charge about on ConocoPhillips’ ConocoPhillips, website Concho at http://www. and the proposed conocophillips. transaction, com once or by such contacting documents ConocoPhillips’ are filed with Investor the SEC Relations through Department the website by maintained email at investor. by the SEC relations@conocophillips. at http://www.sec.gov. com Copies or by of phone the documents at 281-293-5000. filed with Copies the SEC of the by documents filed with the SEC by Concho will be available free of charge on Concho’s investor relations website at https://ir.concho.com/investors/. ConocoPhillips, PARTICIPANTS Concho IN THE and SOLICITATION certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips, including a for description the fiscal year of their ended direct December or indirect 31, interests, 2019, which by security was filed holdings with the or SEC otherwise, on February is set forth 18, 2020, in ConocoPhillips’ as well as in Forms proxy 8-K statement filed by for ConocoPhillips its 2020 Annual with Meeting the SEC of on Stockholders, May 20, 2020 which and September was filed with 8, 2020, the SEC respectively. on March 30, Information 2020, and about ConocoPhillips’ the directors Annual and Report executive on Form officers 10-K of Form Concho, 10-K including for the fiscal a description year ended of December their direct 31, or indirect 2019, which interests, was filed by security with the holdings SEC on February or otherwise, 19, 2020. is set Other forth in information Concho’s proxy regarding statement the participants for its 2020 in Annual the proxy Meeting solicitations of Stockholders, and a description which was of their filed direct with the and SEC indirect on March interests, 16, 2020, by security and Concho’s holdings Annual or otherwise, Report will on available be contained before in the making joint any proxy voting statement/prospectus or investment decisions. and other You relevant may obtain materials free copies to be of filed these with documents the SEC regarding from ConocoPhillips the proposed or transaction Concho using when the such sources materials indicated become above. available. Investors should read the joint proxy statement/prospectus carefully when it becomes